EXHIBIT 12

RATIO OF EARNINGS TO FIXED CHARGES

( in thousands )	Three months ended March 31,
	2005	2004
EARNINGS AS DEFINED:
Earnings from operations before income taxes after eliminating undistributed earnings of 20%- to 50%-owned affiliates	$125,656	$130,927
Fixed charges excluding capitalized interest and preferred stock dividends of majority-owned subsidiary companies	9,583	9,511

Earnings as defined	$135,239	$140,438

FIXED CHARGES AS DEFINED:
Interest expense, including amortization of debt issue costs	$7,372	$7,395
Interest capitalized		265
Portion of rental expense representative of the interest factor	2,211	2,116
Preferred stock dividends of majority-owned subsidiary companies	20	20

Fixed charges as defined	$9,603	$9,796

RATIO OF EARNINGS TO FIXED CHARGES	14.08	14.34